March 6, 2012

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn: Re:	Ms. Mara L. Ransom Ms. Lisa Kohl Debt Resolve, Inc. Form 10-K for the Fiscal Year ended December 31, 2010 Filed April 15, 2011 Response dated February 6, 2012 File No. 001-33110

Ladies and Gentlemen:

On behalf of Debt Resolve, Inc., we are responding below to the comments received from the staff of the SEC by letter dated February 16, 2012, related to the captioned filing.  As discussed below, no amended filing is being made at this time.

General

1)
We note your response to comment 2 in our letter dated January 18, 2012, which relates to comment 16 in our letter dated November 23, 2011.  The disclosure required by Item 404 of Regulation S-K must be included in Item 13 of your Form 10-K, it is not sufficient that such disclosure is included in the footnotes to your financial statements.  Please revise your disclosure accordingly.  In doing so, ensure that you disclose the identities of the parties, the amounts of any outstanding indebtedness as of the latest practicable date and the identities of the two existing investors that purchased the accrued expenses sold by your Co-Chairman and Founder on December 22, 2010.  Refer to Items 404(a) and (d) of Regulation S-K.

Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591 v 914.949.5500 f 914.428.3044 info@debtresolve.com

Response

We will provide the following enhanced disclosure in our Form 10-K for the year ended December 31, 2011, which will also include the information for the year ended December 31, 2010.  This disclosure will be consistent in Item 13, Footnote 10 and Footnote 17 as appropriate.  The proposed disclosure is as follows:

In May 2007, our non-executive co-founder Charles Brofman, though his entity Arisean Capital Ltd., provided the Company with a line of credit for up to $500,000 in financing, all of which was drawn.  He also provided the Company with $76,000 in short term loans in November, 2007.  On September 25, 2009, the entire $576,000 outstanding balance on the line of credit plus the accrued interest of $109,456 was converted to 4,569,706 shares of our common stock issued to Mr. Brofman and his designees.

In August 2007, our Co-Chairman and Founder, James Burchetta, provided us with a $100,000 line of credit, all of which was drawn.  In December 2007, he provided an additional $35,000 in short term loans to us.  On August 27, 2009, the remaining balance of $119,000 plus accrued interest of $23,345 was converted to shares of our common stock.  In addition, the Co-Chairman converted $377,917 of accrued payroll and consulting fees to shares of our common stock.  The total shares issued for all of these conversions was 3,468,416.  The shares were issued to Mr. Burchetta on August 27, 2009.

In October 2007, a director and stockholder, William Mooney, provided us with a line of credit for $275,000, all of which was drawn.  He also provided an additional $25,000 in short term funding in November 2007 and an additional $50,421 during 2008.  Finally, in September 2009 this director provided an additional $150,000 in short term funding.  On August 27, 2009, $343,421 outstanding on the line of credit plus accrued interest of $64,222 was converted to 2,717,616 shares of our common stock.  The shares were issued to Mr. Mooney on August 27, 2009.

Between February and July 2008, our Chief Executive Officer, Kenneth Montgomery, provided us with $343,883 in loans and expenses paid on our behalf.  On August 27, 2009, the balance of $158,202 on a credit line plus accrued interest of $24,493 was converted to shares of our common stock.  In addition, the former Chief Executive Officer converted $277,313 of accrued payroll to shares of our common stock.  The total shares issued for all of these conversions was 3,066,716.  The shares were issued to Mr. Montgomery on August 27, 2009.

See Footnote 10 in our Financial Statements for a more detailed discussion of the four above credit arrangements.  These four credit arrangements are also discussed in summary form in paragraph 1 of Footnote 17.

On December 22, 2010, our Co-Chairman and Founder, James Burchetta, sold a note comprised of accrued unreimbursed expenses in the amount of $122,500 for $61,250 in cash.  The original value of the note (expenses) was converted to 1,225,000 shares of stock that were distributed to two current shareholders of the Company, Douglas Holdings LLC and S&K Investments of Champaign (IL), Inc.

This transaction is also discussed in paragraph 4 of Footnote 17.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27.

Liquidity and Capital Resources, page 31

2)	We note your responses to comments 6 and 7 in our letter dated January 18, 2012. Please provide us with your proposed disclosure.

Response

Comments 6 and 7

Our proposed combined disclosure related to your comments 6 and 7 in your letter dated January 18, 2012 is as follows:

As of December 31, 2010, we had a working capital deficiency in the amount of $2,521,826 and cash and cash equivalents totaling $26,331.  We reported a net loss of $561,466 for the year ended December 31, 2011.  Net cash used in operating and investing activities was $1,789,581 and 3,631, respectively, for the year ended December 31, 2011.  Cash flow provided by financing activities was $1,819,543 for the year ended December 31, 2010.   Our working capital as of the date of this report is negative and is not sufficient to fund our plan of operations for the next year.  The aforementioned factors raise substantial doubt about our ability to continue as a going concern.

We need to raise additional capital in order to be able to accomplish our business plan objectives.  We have historically satisfied our capital needs primarily from the sale of debt and equity securities and from short term loans.  Our management is continuing our efforts to secure additional funds through debt and/or equity instruments.  Our sources of funding at this time are from individual accredited investors or from small cap company investment banks.  We contact various investment banks from time to time to gauge interest in providing structured financing.  In August and September 2010, we closed a round of $1,600,000 on a private placement with an investment bank.  This was our first investment bank raise since 2007.  We supplemented this financing with individual investors, who must be found and introduced to a possible investment in the company.  We find these investors principally through our board, management and previous investors.  Since July 1, 2009, we have removed very substantial current liabilities from our balance sheet that has facilitated our ability to raise money.  Management believes that it will be successful in obtaining additional financing and settling our liabilities; however, no assurance can be provided that we will be able to do so.  There is no assurance that these funds will be sufficient to enable us to attain profitable operations or continue as a going concern.  To the extent that we are unsuccessful, we may need to curtail our operations and implement a plan to extend payables and reduce overhead until sufficient additional capital is raised to support further operations.  In the alternative, we may have to seek protection from our creditors in bankruptcy.  There can be no assurance that efforts to raise adequate capital will be successful.  These unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

From June 2009 to March 2010, unaffiliated investors loaned the Company an aggregate of $1,237,459 on three year Series A Convertible Debentures with an interest rate of 14%.  The interest accrues and is payable at maturity, which range in dates from June 2012 to March 2013.  The conversion price is set at $0.15 per share.  The Debentures carry a first lien security interest.  In addition, the investors received 12,374,590 warrants to purchase the common stock of the Company at an exercise price of $1.00.  On January 21, 2010, the exercise price was reduced to $0.40 due to certain provisions of the warrants.  The exercise period of the warrants is five years.  The notes were recorded net of a deferred debt discount of $1,150,792, based on the relative fair value of the warrants under the Black-Scholes pricing model.  Such discount is being amortized over the term of the notes.  During the years ended December 31, 2010 and 2009, the Company recorded amortization of the debt discount related to these notes of $464,190 and $187,828,  respectively.  As of December 31, 2010, $400,459 plus accrued interest was converted to stock by the terms of the notes, leaving a balance remaining of $837,000.

During year ended December 31, 2010, unaffiliated investors loaned the Company an aggregate of $275,000 on three year Series B Convertible Debentures with an interest rate of 14%.  During the period, $50,000 was repaid in cash, leaving a balance of $225,000 on these debentures at December 31, 2010.  The interest accrues and is payable at maturity.  The conversion price is set at $0.15 per share.  The Debentures carry a first lien security interest with the debentures above.  In addition, at conversion, the investors will receive 900,000 warrants to purchase the common stock of the Company at an exercise price of $0.40 per share.  The warrants are callable when the Company's stock trades above $0.75 per share for 10 consecutive trading days.  The notes were recorded net of a deferred debt discount of $275,000, based on the relative fair value of the warrants under the Black-Scholes pricing model.  Such discount is being amortized over the term of the notes.  During the years ended December 31, 2010 and 2009, the Company recorded amortization of the debt discount related to these notes of $112,028 and $0, respectively.  The Series B Convertible Debentures had a liquidated damages clause requiring a registration statement to be filed within 90 days of the last closing, or damages of 1% of shares for the next 90 days until filed are assessed.  The last closing occurred on April 22, 2010.  The initial 90 day period expired on July 21, 2010.  The damages accrued until October 19, 2010.  The value of these damages of $105,750 is accrued for the year ended December 31, 2010.  The 1,762,000 shares were issued on January 31, 2011.

During the year ended December 31, 2010, unaffiliated investors loaned the Company an aggregate of $260,000 on three year Series C Convertible Debentures with an interest rate of 14%.  The interest accrues and is payable at maturity.  The conversion price is set at $0.15 per share.  The Debentures carry a first lien security interest with the debentures above.  In addition, the investors received 2,566,670 warrants to purchase the common stock of the Company at an exercise price of $0.40 per share.  The series C notes have a “ratchet” provision resetting the conversion price to $0.10 and the warrant exercise price to $0.25 on the first closing of a subsequent offering with those terms.  This “ratchet” was triggered on August 12, 2010 with the completion of the minimum closing of $1,500,000 on a $3,000,000 private placement.  The notes were recorded net of a deferred debt discount of $215,940, based on the relative fair value of the warrants under the Black-Scholes pricing model.  Such discount is being amortized over the term of the notes.  During the years ended December 31, 2010 and 2009, the Company recorded amortization of the debt discount related to these notes of $34,957 and $0, respectively.

On February 11, 2010, an unaffiliated investor and consultant loaned the Company $100,000 on a 30-day loan to assist in restructuring the balance sheet. The investor received a warrant to purchase 1,000,000 shares of the common stock of the Company at an exercise price of $0.25 per share. The warrant has a five year exercise period and a "cashless" exercise provision. The note was recorded net of a deferred debt discount of $100,000, based on the relative fair value of the warrant under the Black-Scholes pricing model. Such discount is being amortized over the term of the note. During the years ended December 31, 2010 and 2009, amortization expense was $100,000 and $0, respectively.  In June 2010, this note was sold to two investors who each took $55,000 and $45,000 of the note, respectively, along with 550,000 warrants and 450,000 of the warrants, respectively.  On August 23, 2010, each of these two investors were paid a portion of their note in cash ($6,065 and $7,500 respectively) plus ½ the accrued interest ($2,000 and $1,636, respectively).  The remaining portion of the notes ($48,935 and $37,500, respectively) was converted to 489,350 and 375,000 shares of stock, respectively, along with the other ½ of the accrued interest ($2,000 and $1,637, respectively).

On March 30, 2010, an unaffiliated investor and consultant loaned the Company $20,000 on a 30-day loan to assist with investor relations activities. The investor received a warrant to purchase 200,000 shares of the common stock of the Company at an exercise price of $0.25 per share. The warrant has a five year exercise period and a "cashless" exercise provision. The note was recorded net of a deferred debt discount of $20,000, based on the relative fair value of the warrant under the Black-Scholes pricing model. Such discount is being amortized over the term of the note. During the year ended December 31, 2010 and 2009, amortization expense was $20,000 and $0, respectively.  In June 2010, this note was sold along with the above note to another investor who purchased $45,000 of the above note. The warrant was assigned to the new investor.  On August 23, 2010, the principal on the loan of $20,000 was repaid in full.  In addition, $649 of interest was paid in cash and $650 of interest was converted to 6,500 shares of stock.

On May 12, 2010, an unaffiliated investor and consultant loaned the Company an additional $10,000 on a 30-day loan to pay a vendor.  The investor received a warrant to purchase 100,000 shares of the common stock of the Company at an exercise price of $0.25 per share.  The warrant has a five year exercise period and a "cashless" exercise provision. The note was recorded net of a deferred debt discount of $8,000, based on the relative fair value of the warrant under the Black-Scholes pricing model.  Such discount is being amortized over the term of the note.  During the year December 31,  2010 and 2009, amortization expense was $8,000 and $0, respectively.  In June 2010, this note was sold along with the above $25,000 and $45,000 partial note to another investor.  The warrant was assigned to the new investor.  On August 23, 2010, the principal on the loan of $10,000 was repaid in full.  The accrued interest was combined with the $20,000 loan above and discharged as described above.

On May 14, 2010, an unaffiliated investor loaned the Company $17,870 on a 30-day loan to pay two vendors.  The investor received a warrant to purchase 178,702 shares of the common stock of the Company at an exercise price of $0.25 per share.  The warrant has a five year exercise period and a "cashless" exercise provision. The note was recorded net of a deferred debt discount of $16,083, based on the relative fair value of the warrant under the Black-Scholes pricing model.  Such discount is being amortized over the term of the note.  During the years ended December 31, 2010 and 2009, amortization expense was $16,083 and $0, respectively.  On August 23, 2010, this loan was repaid in full in the amount of $17,870.  Half of the accrued interest of $1,382 was paid in cash ($691) and half was converted to 6,910 shares of stock.

On May 19, 2010, an unaffiliated investor loaned the Company an additional $25,000 on a 30-day loan.  The investor received a warrant to purchase 250,000 shares of the common stock of the Company at an exercise price of $0.25 per share.  The warrant has a five year exercise period and a "cashless" exercise provision. The note was recorded net of a deferred debt discount of $20,000, based on the relative fair value of the warrant under the Black-Scholes pricing model.  Such discount is being amortized over the term of the note.  During the years ended December 31, 2010 and 2009, amortization expense was $20,000 and $0, respectively.  On August 23, 2010, the $25,000 principal was repaid in cash.  The interest on the loan was aggregated with the loan above and handled as described in the preceding paragraph.

On May 21, 2010, an unaffiliated investor loaned the Company $12,500 on a 30-day loan.  The investor received a warrant to purchase 125,000 shares of the common stock of the Company at an exercise price of $0.25 per share.  The warrant has a five year exercise period and a "cashless" exercise provision. The note was recorded net of a deferred debt discount of $12,500, based on the relative fair value of the warrant under the Black-Scholes pricing model.  Such discount is being amortized over the term of the note.  During the year ended December 31, 2010 and 2009, amortization expense was $12,500 and $0, respectively.  On August 13, 2010, the $12,500 was repaid in full and discharged.

Please see Exhibit A attached for certain representations.

Sincerely,

/s/ David M. Rainey
David M. Rainey
President and Chief Financial Officer

cc:           Spencer G. Feldman, Esq.

EXHIBIT A

DEBT RESOLVE, INC.
150 White Plains Road, Suite 108
Tarrytown, New York 10591

March 6, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lisa Kohl, Esq., Staff Attorney Division of Corporation Finance

Re:          Debt Resolve, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Response dated February 6, 2012
File No. 001-33110

Ladies and Gentlemen:

In connection with Debt Resolve’s response to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated February 16, 2012, Debt Resolve acknowledges:

1.           Debt Resolve is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           Debt Resolve may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DEBT RESOLVE, INC.

By:	/s/ David Rainey
David Rainey
President and
Chief Financial Officer

cc:         Spencer G. Feldman, Esq.